                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                            ________________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)/1/

                      Advanced Machine Vision Corporation
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
                         (Title of Class of Securities)

                                   00753B104
                                 (CUSIP Number)

                               Steven H. Shapiro
                                FMC Corporation
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 861-6783

                                With a copy to:

                                 Thomas A. Cole
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 24, 2000
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                            -------------
 CUSIP No. 00753B104                     13D                      Page 2 of 9
---------------------                                            -------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           FMC Corporation
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7         2,789,342 (Constituting 1,191,060 sahres of
                               Class A Common Stock issuable upon conversion
                               of Series B Preferred Stock and 1,598,282
     NUMBER OF                 shares of Class A Common Stock issuable upon
                               exercise of an Option)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9         2,789,342 (Constituting 1,191,060 sahres of
    REPORTING                  Class A Common Stock issuable upon conversion
                               of Series B Preferred Stock and 1,598,282
      PERSON                   shares of Class A Common Stock issuable upon
                               exercise of an Option)
       WITH

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                               -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           2,789,342

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           17.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D dated October 23, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of FMC Corporation, a Delaware corporation ("FMC") with respect to the Class A Common Stock, no par value per share (the "Class A Common Stock") of Advanced Machine Vision Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2067 Commerce Drive, Medford, Oregon 97504.

Item 2 is hereby amended by deleting the third paragraph and inserting the following in lieu thereof:

ITEM 2. IDENTITY AND BACKGROUND.

     The following sets forth as to each executive officer and director of FMC:
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and (f) citizenship.

1.  (a)   Robert N. Burt -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Chairman of the Board and Chief Executive Officer of FMC
    (d)   No
    (e)   No
    (f)   United States of America

2.  (a)   Joseph H. Netherland-- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   President of FMC
    (d)   No
    (e)   No
    (f)   United States of America

3.  (a)   William H. Schumann -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Senior Vice President and Chief Financial Officer
    (d)   No
    (e)   No
    (f)   United States of America

4.  (a)   William J. Kirby -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Senior Vice President and Vice President-Administration
    (d)   No
    (e)   No
    (f)   United States of America

5.  (a)   Tom P. Hester -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Senior Vice President, General Counsel and Corporate Secretary
    (d)   No
    (e)   No
    (f)   United States of America

6.  (a)   Charles H. Cannon, Jr. -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and Group Manager of FMC Food Tech, a division of FMC
    (d)   No
    (e)   No
    (f)   United States of America

7.  (a)   W. Kim Foster -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and General Manager-Agricultural Products Group of FMC
    (d)   No
    (e)   No
    (f)   United States of America

8.  (a)   Robert I. Harries -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and Group Manager-Chemical Products Group of FMC
    (d)   No
    (e)   No
    (f)   United States of America

9.  (a)   Peter D. Kinnear-- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President of FMC
    (d)   No
    (e)   No
    (f)   United States of America

10. (a)   Stephanie Kushner -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and Treasurer of FMC
    (d)   No
    (e)   No
    (f)   United States of America

11. (a)   Ronald D. Mambu - executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and Controller of FMC
    (d)   No
    (e)   No
    (f)   United States of Americas

12. (a)   James A. McClung -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President-Worldwide Marketing of FMC
    (d)   No
    (e)   No
    (f)   United States of America

13. (a)   William G. Walter -- executive officer
    (b)   200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Vice President and General Manager-Specialty Chemicals Group of FMC
    (d)   No
    (e)   No
    (f)   United States of America

14. (a)   B.A. Bridgewater, Jr. -- director
    (b) Brown Group, Inc., 8300 Maryland Avenue, St. Louis, MO 63105 Chairman of the Board, President and Chief Executive Officer of Brown Group, Inc., a diversified marketer and retailer of footwear, 8300 Maryland Avenue, St. Louis, MO 63105
    (c)   No
    (d)   No
    (e)   No
    (f)   United States of America

15. (a)   Paul L. Davies, Jr. -- director
    (b) Lakeside Corporation, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
    (c) President of Lakeside Corporation, a real estate investment company, 50 Fremont Street, Suite 3520, San Francisco, CA 94105
    (d)   No
    (e)   No
    (f)   United States of America

16. (a)   William F. Reilly -- director
    (b)   PRIMEDIA Inc., 745 Fifth Avenue, Fl. 23, New York, NY  10151
    (c) Chairman and Chief Executive Officer of PRIMEDIA Inc., a diversified media company, 745 Fifth Avenue, Fl. 23, New York, NY 10151
    (d)   No
    (e)   No
    (f)   United States of America

17. (a)   James R. Thompson -- director
    (b)   Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois  60601
    (c) Chairman, Chairman of the Executive Committee and Partner of Law firm of Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601
    (d)   No
    (e)   No
    (f)   United States of America

18. (a)   Enrique Sosa -- director
    (b)   c/o FMC Corporation, 200 East Randolph Drive, Chicago, Illinois 60601
    (c)   Retired
    (d)   No
    (e)   No

    (f)   United States of America

19. (a)   Asbjorn Larsen -- director
    (b)   Saga Petroleum ASA, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
    (c) Retired President and Chief Executive Officer of Saga Petroleum ASA, a petroleum company, P.O. Box 1345 VIKA, N-O113 Oslo, Norway
    (d)   No
    (e)   No
    (f)   Norway

20. (a)   Edward J. Mooney -- director
    (b)   Nalco Chemical Company, One Nalco Center, Naperville, IL  60563-1198
    (c) Chairman and Chief Executive Officer of Nalco Chemical Company, a specialty chemicals company, One Nalco Center, Naperville, IL 60563-1198
    (d)   No
    (e)   No
    (f)   United States of America

21. (a)   Patricia A. Buffler -- director
    (b) University of California at Berkeley, 140 Earl Warren Hall, Berkeley, CA 94720-7360
    (c) Dean and Professor of Epidemiology at the University of California, Berkeley School of Health, 140 Earl Warren Hall, Berkeley, CA 94720-7360
    (d)   No
    (e)   No
    (f)   United States of America

22. (a)   Albert J. Costello -- director
    (b)   W.R. Grace & Co., 1750 Clint Moore Rd., Boca Raton, FL  33487
    (c) Chairman, President and Chief Executive Officer of W.R. Grace & Co., a supplier of flexible packaging and specialty chemicals, 1750 Clint Moore Rd., Boca Raton, FL 33487
    (d)   No
    (e)   No
    (f)   United States of America

23. (a)   Clayton Yeutter -- director
    (b) Hogan & Hartson, L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
    (c) Of Counsel, Law Firm of Hogan & Hartson L.L.P., Columbia Square, 555 Thirteenth Street NW, Washington, D.C. 20004-1109
    (d)   No
    (e)   No
    (f)   United States of America

Item 4 is hereby amended to add the following:

ITEM 4. PURPOSE OF TRANSACTION.

     On February 15, 2000, Key Technology, Inc., an Oregon corporation ("Key"), KTC Acquisition Corp., an Oregon corporation and a wholly owned subsidiary of Key ("Sub"), and the Issuer entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). It is a condition to the obligations of the parties under the Merger Agreement that FMC, as the holder of all the Issuer's Series B Preferred Stock, shall have voted in favor of the Merger Agreement.

     As previously reported, FMC owns all of the Issuer's Series B Preferred Stock, owns an option dated October 14, 1998 for the purchase of the Issuer's Class A Common Stock, has a right to designate a director on the Issuer's Board and has rights under the Series B Purchase Agreement, the Registration Rights Agreement and the Representative Agreement, in each case dated as of October 14, 1998.

     In order to induce FMC to vote in favor of the Merger Agreement and to relinquish its option and other valuable rights, Key, Sub and the Issuer entered into an agreement with FMC dated April 24, 2000 (the "Key Agreement").

     Subject to the terms and conditions of the Key Agreement, FMC has agreed to vote any of the Issuer's voting securities it may hold in favor of the Merger Agreement. In addition, FMC and the Issuer have agreed that, at the effective time of the merger contemplated by the Merger Agreement (the "Effective Time"), each of the Series B Purchase Agreement (except for Section 8.4 thereof), the Registration Rights Agreement dated as of October 14, 1998 between the Issuer and FMC and the Representative Agreement dated as of October 14, 1998 between the Issuer and FMC shall terminate and be of no further force or effect.

     Under the Key Agreement, FMC's Series B Preferred Stock of the Issuer will convert into shares of Key Series C Convertible Preferred Stock and a warrant to purchase shares of Key Common Stock. Additionally, FMC's existing option to purchase shares of the Issuer's Common Stock will convert into an option to purchase shares of Key Series B Convertible Preferred Stock and a warrant to purchase shares of Key Common Stock.

     Except as provided therein, the obligations of the parties under the Key Agreement terminate upon the termination of the Merger Agreement for any reason. In addition, FMC has the right to terminate its obligations under the Key Agreement if (a) a material breach of any provision thereof has been committed by any other party thereto, and in any such case such breach has not been waived by FMC or is not cured by such other party thereto within ten days following receipt of notice of the breach, (b) the Merger Agreement is amended without the prior written approval of FMC or any provision in the Merger Agreement is waived by the Issuer without the prior written approval of FMC or (c) if the Merger is enjoined by the order of any court of competent jurisdiction if such order remains in effect for a period of 30 or more calendar days; provided, however, that, notwithstanding clause (b), the Merger Agreement may be amended without the consent of FMC to increase the consideration being paid to holders of the Issuer's Common Stock in the Merger so long as there is a proportionate increase to the consideration being paid with respect to the Issuer's Series B Preferred Stock and in exchange for FMC's option.

     A copy of the Key Agreement is filed as Exhibit 10 hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 6 is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As described in Item 4, FMC has entered into the Key Agreement. Subject to the terms and conditions of the Key Agreement, FMC has agreed to vote any of the Issuer's voting securities it may hold in favor of the Merger Agreement. As described in Item 4, at the Effective Time, certain agreements between the Issuer and FMC will terminate and FMC's securities in the Issuer will convert into securities of Key.

Item 7 is hereby amended to add the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10 - Agreement dated as of April 24, 2000 among FMC Corporation, Key Technology Inc., KTC Acquisition Corp. and Advanced Machine Vision Corporation.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2000                FMC CORPORATION


                                     By:  /s/ Charles H. Cannon, Jr.
                                          --------------------------
                                          Name: Charles H. Cannon, Jr.
                                          Title: Vice President